Exhibit 99.1

iQIYI Announces Second Quarter 2018 Financial Results

BEIJING, July 31, 2018 – iQIYI, Inc. (NASDAQ: IQ) (“iQIYI” or the “Company”), an innovative market-leading online entertainment service in China, today announced its unaudited financial results for the second quarter ended June 30, 2018.

Second Quarter 2018 Highlights

•	Total revenues were RMB6.2 billion (US$932.5 million1), representing a 51%[2] increase from the same period in 2017.

•	Operating loss was RMB1.3 billion (US$200.7 million) and operating loss margin was 22%, compared to operating loss of RMB990.7 million and operating loss margin of 24% in the same period in 2017.

•	Net loss attributable to iQIYI was RMB2.1 billion (US$316.9 million), compared to RMB953.2 million in the same period in 2017. Diluted net loss attributable to iQIYI per ADS was RMB3.01 (US$0.45).

•

The number of total subscribing members were 67.1 million as of June 30, 2018, representing a 75% increase from 38.3 million as of June 30, 2017. The number of paying subscribing members were 66.2 million as of June 30, 2018.

“We are pleased to deliver another strong quarter of financial and operational results,” commented Dr. Yu Gong, Founder, Director and Chief Executive Officer of iQIYI. “Supported by our vast library of premium content, and the premiere of a series of highly popular self-produced content, our membership and advertising businesses both generated robust growth during the quarter, with the total number of subscribing members reaching a new record high. Looking ahead, we will continue to invest in advanced technology, expand the breadth and depth of our content offerings and nurture our entertainment ecosystem, as we pursue our innovative and diversified monetization model that fully leverages our premium content and IP value.”

“Our second quarter top-line growth came in above our expectations with total revenues increasing 51% year-over-year,” commented Xiaodong Wang, Chief Financial Officer of iQIYI. “We are encouraged to see monetization efficiency continuing to improve across our various business lines, driven primarily by the strength of our self-produced content and a number of operational efficiency enhancing initiatives we rolled out during the quarter. We believe we are well on track to execute on our corporate strategy and generate long-term sustainable value to our shareholders.”

Footnotes:

[1]

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.6171 to US$1.00, the effective noon buying rate as of June 29, 2018, in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

[2]

Starting from January 1, 2018, iQIYI adopted the new revenue accounting standard (ASC 606), which reclassifies value added tax from cost of revenues to net against revenues. To increase comparability of operating results and help investors better understand our business performance and operating trends, 2017 net revenues have been used to calculate all percentage changes in revenues and operating loss margins. 2017 net revenues are defined as gross revenues under legacy GAAP after the deduction of value added-taxes, which is presented on the same basis as 2018 and going forward.

Second Quarter 2018 Financial Results

Total revenues reached RMB6.2 billion (US$932.5 million), representing a 51% increase from the same period in 2017.

Membership services revenue was RMB2.5 billion (US$374.0 million), representing a 66% increase from the same period in 2017. The increase was primarily attributable to the growth in subscribing members, driven by our premium content as well as various operational initiatives during the quarter.

Online advertising services revenue was RMB2.6 billion (US$395.6 million), representing a 45% increase from the same period in 2017. The increase was primarily due to improved efficiency in the monetization of brand advertising business, driven by our strong and expanding library of self-produced content, especially our self-produced variety shows during the quarter, as well as the strong momentum of our in-feed advertising business.

Content distribution revenue was RMB539.4 million (US$81.5 million), representing an 18% increase from the same period in 2017. The increase was primarily due to several major film titles that we sub-licensed to external partners in the quarter.

Other revenues were RMB538.9 million (US$81.4 million), representing a 62% increase from the same period in 2017. The increase was primarily driven by strong performance across various vertical business lines.

Cost of revenues was RMB6.1 billion (US$922.9 million), representing a 47% increase from RMB4.2 billion, after deducting the value added tax in the same period in 2017. The increase was primarily driven by content costs due to higher amortization of self-produced content and licensed copyrights as we continue to invest in building our comprehensive and diversified content library. Content costs as a component of cost of revenues were RMB4.7 billion (US$709.0 million), representing a 47% increase from the same period in 2017.

Selling, general and administrative expenses were RMB949.9 million (US$143.6 million), representing a 51% increase from the same period in 2017. The increase was primarily due to increased channel marketing expenses as well as content related promotion and branding expenses.

Research and development expenses were RMB441.5 million (US$66.7 million), representing a 50% increase from the same period in 2017, primarily due to increased headcount in research and development.

Operating loss was RMB1.3 billion (US$200.7 million), compared to operating loss of RMB990.7 million in the same period in 2017. Operating loss margin was 22%, compared to operating loss margin of 24% in the same period in 2017.

Total other expenses was RMB768.3 million (US$116.1 million), compared to total other income of RMB38.2 million during the same period of 2017. In the second quarter of 2018, we recognized RMB778.0 million (US$117.6 million) of foreign exchange loss arising from the depreciation of the Renminbi against the U.S. dollar.

Loss before income taxes was RMB2.1 billion (US$316.8 million), compared to RMB952.5 million in the same period in 2017.

Income tax expenses were RMB4.9 million (US$0.7 million), compared to income tax expense of RMB0.7 million in the same period in 2017.

Net loss attributable to iQIYI was RMB2.1 billion (US$316.9 million), compared to RMB953.2 million in the same period in 2017. Diluted net loss attributable to iQIYI per ADS was RMB3.01 (US$0.45) for the second quarter of 2018.

As of June 30, 2018, the Company had cash, cash equivalents and short-term investments of RMB13.0 billion (US$2.0 billion).

Financial Guidance

For the third quarter of 2018, iQIYI expects total net revenues to be between RMB6.70 billion (US$985.3 million3) and RMB6.98 billion (US$1.03 billion), representing a 43% to 49% increase from the same period in 2017. This forecast reflects iQIYI’s current and preliminary view, which is subject to substantial uncertainty.

Footnote:

[3]

The translations from RMB to U.S. dollars for the expected revenues in the third quarter of 2018 are made at a rate of RMB6.80 to US$1.0, the rounded noon buying rate as of July 20, 2018, in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

Conference Call Information

iQIYI’s management will hold an earnings conference call at 8:00 PM on July 31, 2018, U.S. Eastern Time (8:00 AM on August 1, 2018, Beijing/Hong Kong Time). Dial-in details for the earnings conference call are as follows:

International	+65 67135090
China	4006 208038
US	+1 845 675 0437
UK	+44 2036 214779
Hong Kong	+852 3018 6771
Passcode: 3476315

A telephone replay of the call will be available two hours after the conclusion of the conference call through August 8, 2018.

Dial-in numbers for the replay are as follows:

International Dial-in	+61 2 8199 0299
Passcode:	3476315

A live and archived webcast of this conference call will be available at http://ir.iqiyi.com.

About iQIYI, Inc.

iQIYI, Inc. is an innovative market-leading online entertainment service in China. Its corporate DNA combines creative talent with technology, fostering an environment for continuous innovation and the production of blockbuster content. iQIYI’s platform features highly popular original content, as well as a comprehensive library of other professionally-produced content, partner-generated content and user-generated content. The Company distinguishes itself in the online entertainment industry by its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. iQIYI attracts a massive user base with tremendous user engagement, and has developed a diversified monetization model including membership services, online advertising services, content distribution, live broadcasting, online games, IP licensing, online literature and e-commerce etc.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Financial Guidance and quotations from management in this announcement, as well as iQIYI’s strategic and operational plans, contain forward-looking statements. iQIYI may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about iQIYI’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iQIYI’s strategies; iQIYI’s future business development, financial condition and results of operations; iQIYI’s ability to retain and increase the number of users, members and advertising customers, and expand its service offerings; competition in the online entertainment industry; changes in iQIYI’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and iQIYI undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

Investor Relations

iQIYI, Inc.

+ 86 10 8264 6585

ir@qiyi.com

iQIYI, INC.

Condensed Consolidated Statements of Income

(In RMB thousands, except for number of shares and per share data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2017	2018	2018	2017	2018
	RMB	RMB	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Membership services	1,579,530	2,094,985	2,474,474	2,909,506	4,569,459
Online advertising services	1,908,453	2,110,670	2,617,507	3,381,898	4,728,177
Content distribution	486,263	266,670	539,359	682,279	806,029
Others	352,073	404,980	538,891	636,670	943,871

Total revenues	4,326,319	4,877,305	6,170,231	7,610,353	11,047,536

Operating costs and expenses:
Cost of revenues	(4,394,981)	(4,848,219)	(6,106,729)	(7,953,609)	(10,954,948)
Selling, general and administrative	(627,623)	(704,237)	(949,934)	(1,123,768)	(1,654,171)
Research and development	(294,371)	(387,329)	(441,482)	(563,251)	(828,811)

Total operating costs and expenses	(5,316,975)	(5,939,785)	(7,498,145)	(9,640,628)	(13,437,930)

Operating loss	(990,656)	(1,062,480)	(1,327,914)	(2,030,275)	(2,390,394)

Other expense
Interest income	16,390	4,726	25,615	23,889	30,341
Interest expenses	(82,386)	(8,325)	(9,562)	(150,457)	(17,887)
Foreign exchange gain/(loss), net	84,828	474,155	(777,968)	67,227	(303,813)
Gain/(loss) from equity method investments	5	(99)	(896)	(23)	(995)
Other income/(expense), net	19,354	195,780	(5,468)	18,445	190,312

Total other income /(expense), net	38,191	666,237	(768,279)	(40,919)	(102,042)

Loss before income taxes	(952,465)	(396,243)	(2,096,193)	(2,071,194)	(2,492,436)

Income tax expense	(705)	(509)	(4,858)	(1,545)	(5,367)
Net loss	(953,170)	(396,752)	(2,101,051)	(2,072,739)	(2,497,803)

Net loss attributable to noncontrolling interests	—	(1,059)	(4,120)	—	(5,179)

Net loss attributable to iQIYI, Inc.	(953,170)	(395,693)	(2,096,931)	(2,072,739)	(2,492,624)
Accretion of redeemable convertible preferred shares	(720,980)	(289,363)	(9,627)	(1,441,436)	(298,990)

Net loss attributable to ordinary shareholders	(1,674,150)	(685,056)	(2,106,558)	(3,514,175)	(2,791,614)

Net loss per share for Class A and Class B ordinary shares:
Basic	(4.89)	(1.97)	(0.43)	(10.26)	(1.05)
Diluted	(4.89)	(1.97)	(0.43)	(10.26)	(1.05)
Net loss per ADS (1 ADS equals 7 Class A ordinary shares):
Basic	—	—	(3.01)	—	(7.35)
Diluted	—	—	(3.01)	—	(7.35)
Weighted average number of Class A and Class B ordinary shares used in net loss per share computation:
Basic	342,548,237	347,381,732	4,931,100,562	342,548,237	2,651,903,354
Diluted	342,548,237	347,381,732	4,931,100,562	342,548,237	2,651,903,354

iQIYI, INC.

Condensed Consolidated Balance Sheets

(In RMB thousands, except for number of shares and per share data)

	December 31, 2017	June 30, 2018
	RMB	RMB
	(Audited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	733,010	8,281,338
Short-term investments	779,916	4,752,114
Accounts receivable	2,235,384	2,423,492
Prepayments and other assets	1,123,372	2,699,214
Amounts due from related parties	9,979	78,645
Licensed copyrights, net	818,867	1,163,963

Total current assets	5,700,528	19,398,766

Non-current assets:
Fixed assets, net	1,248,968	1,404,619
Long-term investments	567,887	1,242,548
Deferred tax assets, net	11,380	11,380
Licensed copyrights, net	4,558,083	5,776,928
Intangible assets, net	428,005	1,000,951
Produced content, net	1,564,279	3,222,020
Prepayments and other assets	2,845,662	3,778,867
Goodwill	3,276,107	3,276,107

Total non-current assets	14,500,371	19,713,420

Total assets	20,200,899	39,112,186

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY
Current liabilities:
Accounts payable	7,041,304	9,067,544
Amounts due to related parties	130,099	238,715
Customer advances and deferred revenue	1,633,649	1,853,312
Short-term loans	299,374	632,619
Long-term loans, current portion	10,000	10,000
Accrued expenses and other liabilities	2,511,186	2,982,311

Total current liabilities	11,625,612	14,784,501

Non-current liabilities:
Long-term loans	284,000	279,000
Deferred tax liabilities	2,255	2,229
Amounts due to related parties	—	650,000
Other non-current liabilities	6,432	40,982

Total non-current liabilities	292,687	972,211

Total liabilities	11,918,299	15,756,712

Mezzanine equity:	22,601,664	—
Shareholders’ (deficit)/equity:
Ordinary shares	23	—
Class A Ordinary shares	—	137
Class B Ordinary shares	—	183
Additional paid-in capital	600,834	39,204,839
Accumulated deficit	(15,016,867)	(16,841,429)
Accumulated other comprehensive income	93,126	989,592
Non-controlling interests	3,820	2,152

Total iQIYI, Inc. shareholders’ (deficit)/equity	(14,319,064)	23,355,474

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	20,200,899	39,112,186